Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated April 29, 2019, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2019 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2018 audited Annual Consolidated Financial Statements and Notes thereto, and the 2018 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2018 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network, of approximately 20,000 route miles of track, spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class Ι railroads provide CN customers access to Canada, the United States (U.S.) and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2018, no individual commodity group accounted for more than 25% of total revenues. From a geographic standpoint, 15% of revenues relate to U.S. domestic traffic, 34% transborder traffic, 17% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2018 Annual MD&A.

2019 First quarter highlights
In the first quarter of 2019, despite extreme winter conditions across parts of its network, CN added $350 million in top-line growth with revenues up 11% and volumes up 3% in terms of revenue ton miles (RTMs) when compared to the same period in 2018, as the overall demand environment remained positive. During the quarter, the Company was able to overcome temporary periods of reduced network fluidity and velocity caused by periods of record low temperatures in certain key portions of its network, which limited the Company's ability to move volumes and resulted in increased costs. The Company’s growth in the context of such challenges was supported by prior year capital investments in expanded infrastructure and initiatives to increase capacity, as well as additional qualified train crews, locomotives and equipment.

26 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Financial highlights

•	CN attained record first quarter revenues.

•	Net income increased by $45 million, or 6%, to $786 million, and diluted earnings per share increased by 8% to $1.08, in the first quarter of 2019 when compared to the same period in 2018.

•
Adjusted net income increased by $107 million, or 14%, to $848 million, and adjusted diluted earnings per share increased by 17% to $1.17, in the first quarter of 2019 when compared to the same period in 2018. (1)

•	Operating income was $1,080 million in the first quarter of 2019, an increase of $50 million, or 5%, over the same quarter of 2018.

•	Adjusted operating income was $1,164 million in the first quarter of 2019, an increase of $134 million, or 13%, over the same quarter of 2018. (1)

•	Operating ratio was 69.5% in the first quarter of 2019, a 1.7-point increase from the first quarter of 2018.

•	Adjusted operating ratio was 67.2% in the first quarter of 2019, a 0.6-point improvement from the first quarter of 2018. (1)

•	Free cash flow was $286 million in the first quarter of 2019, a decrease of $36 million over the same period in 2018. (2)

•	The Company repurchased 3.9 million common shares, returning $432 million to its shareholders, in the first quarter of 2019.

•	CN paid a quarterly dividend of $0.5375 per share, representing an increase of 18% when compared to the same period in 2018, amounting to $389 million.

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

(2)	See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

Acquisition
On March 20, 2019, following satisfaction of all closing conditions, the Company acquired the TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions, to continue to create value for customers. See section of this MD&A entitled Liquidity and capital resources - Investing activities for additional information.

2019 Business outlook and assumptions
For 2019, the Company continues to expect growth across a range of commodities, particularly in petroleum crude, Canadian coal exports, intermodal traffic, Canadian grain, and lumber and panels compared to 2018. The Company also continues to expect lower volumes of potash compared to 2018. The Company now expects volumes of U.S. grain to be higher and U.S. coal exports to be flat for 2019 compared to 2018.
Underpinning the 2019 business outlook, the Company assumes that North American industrial production will increase by approximately two percent. For the 2018/2019 crop year, the grain crops in both Canada and the U.S. were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.
The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

CN | 2019 Quarterly Review – First Quarter 27

Management's Discussion and Analysis

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2019 Business outlook and assumptions.

Forward-looking statements	Key assumptions

Statements relating to revenue growth opportunities, including those referring to general economic and business conditions	• North American and global economic growth • Long-term growth opportunities being less affected by current economic conditions

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	• North American and global economic growth • Adequate credit ratios • Investment-grade credit ratings • Access to capital markets • Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions
•
Adequate cash generated from operations and other sources of financing
•
Adequate long-term return on investment on pension plan assets
•
Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2018 Annual MD&A for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

28 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Financial highlights

	Three months ended March 31
In millions, except percentage and per share data	2019	2018
Revenues	$3,544	$3,194
Operating income	$1,080	$1,030
Adjusted operating income (1)	$1,164	$1,030
Net income	$786	$741
Adjusted net income (1)	$848	$741
Basic earnings per share	$1.08	$1.00
Adjusted basic earnings per share (1)	$1.17	$1.00
Diluted earnings per share	$1.08	$1.00
Adjusted diluted earnings per share (1)	$1.17	$1.00
Dividends declared per share	$0.5375	$0.4550
Total assets	$42,609	$38,758
Total long-term liabilities	$21,065	$17,808
Operating ratio	69.5%	67.8%
Adjusted operating ratio (1)	67.2%	67.8%
Free cash flow (2)	$286	$322

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

(2)	See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

Financial results

First quarter of 2019 compared to corresponding period in 2018
Net income for the first quarter of 2019 was $786 million, an increase of $45 million, or 6%, and diluted earnings per share increased by 8% to $1.08, when compared to the same period in 2018.
Operating income for the quarter ended March 31, 2019 increased by $50 million, or 5%, to $1,080 million when compared to the same period in 2018. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, higher volumes of petroleum crude and refined petroleum products; partly offset by higher depreciation and amortization expense related to costs previously capitalized for a Positive Train Control (PTC) back office system, following the deployment of a replacement system, increased labor costs mainly as a result of an increase in headcount, and increased operating expenses due to challenging winter conditions.
The operating ratio, defined as operating expenses as a percentage of revenues, was 69.5% in the first quarter of 2019, compared to 67.8% in the first quarter of 2018, a 1.7-point increase.
Revenues for the first quarter of 2019 were $3,544 million compared to $3,194 million for the same period in 2018, an increase of $350 million, or 11%. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, higher volumes of petroleum crude, refined petroleum products, coal and Canadian grain, and higher applicable fuel surcharge rates, partly offset by lower volumes of frac sand.
Operating expenses for the first quarter of 2019 were $2,464 million compared to $2,164 million for the same period in 2018. The increase of $300 million, or 14%, was mainly driven by higher depreciation and amortization expense related to costs previously capitalized for a PTC back office system, following the deployment of a replacement system, increased labor costs mainly as a result of an increase in headcount, higher costs due to more challenging winter conditions, and the negative translation impact of a weaker Canadian dollar.

CN | 2019 Quarterly Review – First Quarter 29

Management's Discussion and Analysis

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2019, the Company's adjusted net income was $848 million, or $1.17 per diluted share, which excludes a depreciation and amortization expense of $84 million, or $62 million after-tax ($0.09 per diluted share), related to costs previously capitalized for a PTC back office system, following the deployment of a replacement system.
For the three months ended March 31, 2018, the Company's reported and adjusted net income was $741 million, or $1.00 per diluted share.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2019	2018
Net income	$786	$741
Adjustments:
Depreciation and amortization	84	—
Income tax expense (1)	(22)	—
Adjusted net income	$848	$741
Basic earnings per share	$1.08	$1.00
Impact of adjustments, per share	0.09	—
Adjusted basic earnings per share	$1.17	$1.00
Diluted earnings per share	$1.08	$1.00
Impact of adjustments, per share	0.09	—
Adjusted diluted earnings per share	$1.17	$1.00

(1)	The tax effect of adjustments reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

30 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

The following table provides a reconciliation of operating income and operating ratio, as reported for the three months ended March 31, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentage	2019	2018
Operating income	$1,080	$1,030
Adjustment: Depreciation and amortization	84	—
Adjusted operating income	$1,164	$1,030
Operating ratio (1)	69.5%	67.8%
Impact of adjustment	(2.3)-pts	—
Adjusted operating ratio	67.2%	67.8%

(1)	Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.33 and $1.26 per US$1.00 for the three months ended March 31, 2019 and 2018, respectively.
On a constant currency basis, the Company's net income for the three months ended March 31, 2019 would have been lower by $30 million ($0.04 per diluted share).

Revenues

	Three months ended March 31
In millions, unless otherwise indicated	2019	2018	% Change	% Change at constant currency
Rail freight revenues	$3,413	$3,066	11%	8%
Other revenues	131	128	2%	(1%)
Total revenues	$3,544	$3,194	11%	8%
Rail freight revenues
Petroleum and chemicals	$735	$564	30%	25%
Metals and minerals	421	388	9%	4%
Forest products	456	422	8%	4%
Coal	163	142	15%	11%
Grain and fertilizers	577	539	7%	5%
Intermodal	850	814	4%	2%
Automotive	211	197	7%	3%
Total rail freight revenues	$3,413	$3,066	11%	8%
Revenue ton miles (RTMs) (millions)	59,067	57,185	3%	3%
Rail freight revenue/RTM (cents)	5.78	5.36	8%	4%
Carloads (thousands)	1,418	1,408	1%	1%
Rail freight revenue/carload ($)	2,407	2,178	11%	7%

Revenues for the first quarter of 2019 were $3,544 million compared to $3,194 million for the same period in 2018, an increase of $350 million, or 11%. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, higher volumes of petroleum crude, refined petroleum products, coal and Canadian grain, and higher applicable fuel surcharge rates, partly offset by lower volumes of frac sand.

CN | 2019 Quarterly Review – First Quarter 31

Management's Discussion and Analysis

Fuel surcharge revenues increased by $38 million in the first quarter of 2019 when compared to the same period in 2018, mainly as a result of higher applicable fuel surcharge rates.
RTMs, measuring the relative weight and distance of rail freight transported by the Company, increased by 3% in the first quarter of 2019 when compared to the same period in 2018. Rail freight revenue per RTM increased by 8% in the first quarter of 2019 when compared to the same period in 2018, mainly driven by the positive translation impact of a weaker Canadian dollar, freight rate increases and higher applicable fuel surcharge rates, partly offset by an increase in the average length of haul.

Petroleum and chemicals

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$735	$564	30%	25%
RTMs (millions)	12,749	10,619	20%	20%
Revenue/RTM (cents)	5.77	5.31	9%	5%
Carloads (thousands)	168	153	10%	10%

Revenues for this commodity group increased by $171 million, or 30%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to higher volumes of petroleum crude and refined petroleum products, freight rate increases, the positive translation impact of a weaker Canadian dollar and higher applicable fuel surcharge rates.
Revenue per RTM increased by 9% in the first quarter of 2019 when compared to the same period in 2018, mainly due to freight rate increases, the positive translation impact of a weaker Canadian and higher applicable fuel surcharge rates, partly offset by an increase in the average length of haul.

Metals and minerals

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$421	$388	9%	4%
RTMs (millions)	6,570	6,938	(5%)	(5%)
Revenue/RTM (cents)	6.41	5.59	15%	10%
Carloads (thousands)	235	242	(3%)	(3%)

Revenues for this commodity group increased by $33 million, or 9%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases; partly offset by lower volumes of frac sand.
Revenue per RTM increased by 15% in the first quarter of 2019 when compared to the same period in 2018, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases.

32 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Forest products

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$456	$422	8%	4%
RTMs (millions)	6,818	6,961	(2%)	(2%)
Revenue/RTM (cents)	6.69	6.06	10%	6%
Carloads (thousands)	96	100	(4%)	(4%)

Revenues for this commodity group increased by $34 million, or 8%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by lower volumes of lumber.
Revenue per RTM increased by 10% in the first quarter of 2019 when compared to the same period in 2018, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Coal

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$163	$142	15%	11%
RTMs (millions)	4,294	3,708	16%	16%
Revenue/RTM (cents)	3.80	3.83	(1%)	(4%)
Carloads (thousands)	80	80	—%	—%

Revenues for this commodity group increased by $21 million, or 15%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to higher metallurgical coal and petroleum coke exports via west coast ports, freight rate increases, and the positive translation impact of a weaker Canadian dollar.
Revenue per RTM decreased by 1% in the first quarter of 2019 when compared to the same period in 2018, mainly due to a significant increase in the average length of haul, partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Grain and fertilizers

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$577	$539	7%	5%
RTMs (millions)	13,867	13,605	2%	2%
Revenue/RTM (cents)	4.16	3.96	5%	3%
Carloads (thousands)	149	145	3%	3%

Revenues for this commodity group increased by $38 million, or 7%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to higher export volumes of Canadian wheat and U.S. corn, the positive translation impact of a weaker Canadian dollar, and freight rate increases; partly offset by lower volumes of potash.
Revenue per RTM increased by 5% in the first quarter of 2019 when compared to the same period in 2018, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

CN | 2019 Quarterly Review – First Quarter 33

Management's Discussion and Analysis

Intermodal

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$850	$814	4%	2%
RTMs (millions)	13,848	14,368	(4%)	(4%)
Revenue/RTM (cents)	6.14	5.67	8%	6%
Carloads (thousands)	624	624	—%	—%

Revenues for this commodity group increased by $36 million, or 4%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by reduced domestic retail shipments as well as lower international container traffic via the ports of Halifax and Vancouver.
Revenue per RTM increased by 8% in the first quarter of 2019 when compared to the same period in 2018, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Automotive

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$211	$197	7%	3%
RTMs (millions)	921	986	(7%)	(7%)
Revenue/RTM (cents)	22.91	19.98	15%	10%
Carloads (thousands)	66	64	3%	3%

Revenues for this commodity group increased by $14 million, or 7%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and increased volumes of domestic finished vehicles and vehicles parts; partly offset by lower volumes of finished vehicle imports.
Revenue per RTM increased by 15% in the first quarter of 2019 when compared to the same period in 2018, mainly due to a decrease in the average length of haul and the positive translation impact of weaker Canadian dollar.

Other revenues

	Three months ended March 31
	2019	2018	% Change	% Change at constant currency
Revenues (millions)	$131	$128	2%	(1%)

Other revenues increased by $3 million, or 2%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to higher revenues from automotive logistics services.

34 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Operating expenses

Operating expenses for the first quarter of 2019 were $2,464 million compared to $2,164 million in the same period of 2018. The increase of $300 million, or 14%, was mainly driven by higher depreciation and amortization expense related to costs previously capitalized for a PTC back office system, following the deployment of a replacement system, increased labor costs mainly as a result of an increase in headcount, higher costs due to more challenging winter conditions, and the negative translation impact of a weaker Canadian dollar.

	Three months ended March 31
In millions	2019	2018	% Change	% Change at constant currency
Labor and fringe benefits	$798	$714	(12%)	(10%)
Purchased services and material	558	481	(16%)	(14%)
Fuel	398	393	(1%)	4%
Depreciation and amortization	440	323	(36%)	(33%)
Equipment rents	114	113	(1%)	3%
Casualty and other	156	140	(11%)	(8%)
Total operating expenses	$2,464	$2,164	(14%)	(11%)

Labor and fringe benefits
Labor and fringe benefits expense increased by $84 million, or 12%, in the first quarter of 2019 when compared to the same period in 2018. The increase was primarily driven by higher headcount, general wage increases and the negative translation impact of a weaker Canadian dollar.

Purchased services and material
Purchased services and material expense increased by $77 million, or 16%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to higher repairs, maintenance and materials costs and higher costs of services purchased from outside contractors, resulting from more challenging winter conditions and higher volumes, as well as the negative translation impact of a weaker Canadian dollar.

Fuel
Fuel expense increased by $5 million, or 1%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to the negative translation impact of the weaker Canadian dollar and increased volumes of traffic, partly offset by lower fuel prices.

Depreciation and amortization
Depreciation and amortization expense increased by $117 million, or 36%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to an expense related to costs previously capitalized for a PTC back office system, following the deployment of a replacement system, net asset additions and the negative translation impact of a weaker Canadian dollar.

Equipment rents
Equipment rents expense increased by $1 million, or 1%, in the first quarter of 2019 when compared to the same period in 2018.

Casualty and other
Casualty and other expense increased by $16 million, or 11%, in the first quarter of 2019 when compared to the same period in 2018. The increase was mainly due to higher incident costs and the negative translation impact of a weaker Canadian dollar, partly offset by lower legal provisions.

CN | 2019 Quarterly Review – First Quarter 35

Management's Discussion and Analysis

Other income and expenses

Interest expense
Interest expense was $131 million for the three months ended March 31, 2019 compared to $122 million for the same period in 2018. The increase was mainly due to a higher average level of debt and the negative translation impact of a weaker Canadian dollar, partly offset by a lower average interest rate.

Other components of net periodic benefit income
Other components of net periodic benefit income was $80 million for the three months ended March 31, 2019 compared to $77 million for the same period in 2018.

Other income
Other income was $2 million for the three months ended March 31, 2019 compared to $6 million for the same period in 2018.

Income tax expense
Income tax expense was $245 million for the three months ended March 31, 2019 compared to $250 million for the same period in 2018.
The effective tax rate for the three months ended March 31, 2019 was 23.8% compared to 25.2% for the same period in 2018. The decrease in the effective tax rate was mainly attributable to the impact of a higher excess tax benefit resulting from the settlement of equity settled awards in 2019.

Summary of quarterly financial data

	2019	2018				2017
	Quarter	Quarters				Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$3,544	$3,808	$3,688	$3,631	$3,194	$3,285	$3,221	$3,329
Operating income	$1,080	$1,452	$1,492	$1,519	$1,030	$1,225	$1,379	$1,415
Net income (1)	$786	$1,143	$1,134	$1,310	$741	$2,611	$958	$1,031
Basic earnings per share	$1.08	$1.57	$1.55	$1.78	$1.00	$3.50	$1.28	$1.36
Diluted earnings per share	$1.08	$1.56	$1.54	$1.77	$1.00	$3.48	$1.27	$1.36
Dividends per share	$0.5375	$0.4550	$0.4550	$0.4550	$0.4550	$0.4125	$0.4125	$0.4125

(1)
Net income may include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. See the section entitled Adjusted performance measures of this MD&A as well as the Company's 2018 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2018 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

36 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2018 Annual MD&A. There were no significant changes during the first quarter of 2019, except as noted below.
As at March 31, 2019 and December 31, 2018, the Company had Cash and cash equivalents of $339 million and $266 million, respectively; Restricted cash and cash equivalents of $480 million and $493 million, respectively; and a working capital deficit of $988 million and $772 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at the date of this MD&A.
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with no restatement of comparative period financial information. Comparative balances previously referred to as capital leases are now referred to as finance leases. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

Available financing sources
Shelf prospectus and registration statement
On February 8, 2019, under its current shelf prospectus and registration statement, the Company issued $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in net proceeds of $790 million. The Company's shelf prospectus and registration statement, under which CN may issue debt securities in the Canadian and U.S. capital markets until March 13, 2020, has remaining capacity of $3.5 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
On March 15, 2019, the Company's revolving credit facility agreement was amended, extending the term of the credit facility by one year and, effective May 5, 2019, the credit facility will increase from $1.8 billion to $2.0 billion. The increase in capacity provides the Company with additional financial flexibility. The amended credit facility of $2.0 billion will consist of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. The accordion feature, which provides for an additional $500 million of credit under the facility, subject to the consent of individual lenders, remains unchanged. As at March 31, 2019 and December 31, 2018, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2019.

Commercial paper
There were no changes to the Company's commercial paper programs in the first quarter of 2019. As at March 31, 2019 and December 31, 2018, the Company had total commercial paper borrowings of US$853 million ($1,139 million) and US$862 million ($1,175 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at March 31, 2019 and December 31, 2018, the Company had no proceeds received under the accounts receivable securitization program.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2019, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2022. As at March 31, 2019, the Company had outstanding letters of credit of $395 million ($410 million as at December 31, 2018) under the committed facilities from a total available amount of $432 million ($447 million as at December 31, 2018) and $138 million ($137 million as at December 31, 2018) under the uncommitted facilities. As at March 31, 2019, included in Restricted cash and cash equivalents was $395 million ($408 million as at December 31, 2018) and $80 million ($80 million as at December 31, 2018) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2018 Annual MD&A as well as Note 8 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

CN | 2019 Quarterly Review – First Quarter 37

Management's Discussion and Analysis

Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2018 Annual MD&A.

Cash flows

	Three months ended March 31
In millions	2019	2018	Variance
Net cash provided by operating activities	$997	$755	$242
Net cash used in investing activities	(878)	(433)	(445)
Net cash used in financing activities	(59)	(159)	100
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	—	9	(9)
Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents	60	172	(112)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	759	553	206
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$819	$725	$94

Operating activities
Net cash provided by operating activities increased by $242 million in the first quarter of 2019 when compared to the same period in 2018, mainly due to advance consideration received related to a long-term rail freight contract and higher cash earnings, partly offset by unfavorable changes in working capital.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2017 indicated a funding excess on a going concern basis of approximately $3.1 billion and a funding excess on a solvency basis of approximately $0.5 billion calculated using the three-year average of the plans' hypothetical wind-up ratio. The Company's next actuarial valuations for funding purposes for its Canadian registered pension plans required as at December 31, 2018 will be performed in 2019. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.3 billion, while on a solvency basis a funding excess of approximately $0.5 billion is expected.
Pension contributions for the three months ended March 31, 2019 and 2018 of $80 million and $36 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. The increase was mainly due to higher current service cost contributions remitted in advance for 2019 compared to 2018. In 2019, the Company expects to make total cash contributions of approximately $140 million for all of its pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 13 – Pensions and other postretirement benefits to the Company's 2018 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments for the three months ended March 31, 2019 and 2018 were $242 million and $275 million, respectively. The decrease was mainly due to a lower final payment made in 2019 in Canada for the prior year. For 2019, the Company's net income tax payments are expected to be approximately $1 billion.

38 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Investing activities
Net cash used in investing activities increased by $445 million in the first quarter of 2019 when compared to the same period in 2018, mainly as a result of higher property additions, primarily locomotives, and the acquisition of TransX.

Property additions

	Three months ended March 31
In millions	2019	2018
Track and roadway	$283	$294
Rolling stock	458	14
Buildings	8	9
Information technology	80	82
Other	89	26
Gross property additions	918	425
Less: Finance leases	215	—
Property additions (1)	703	425

(1)	Includes $63 million associated with the U.S. federal government legislative PTC implementation in the three months ended March 31, 2019 ($114 million in the three months ended March 31, 2018).

Acquisition
On March 20, 2019, the Company acquired TransX for a total purchase price of $195 million, which included cash of $170 million and contingent consideration of $25 million. The contingent consideration is payable upon achievement of certain operational or financial targets through 2019.
The preliminary allocation of the purchase price to the assets acquired and liabilities assumed was performed on the basis of their respective fair values. The Company used a third party to assist in establishing the fair values of the assets acquired and liabilities assumed which resulted in the recognition of identifiable net assets of $137 million and goodwill of $58 million. The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The Company's purchase price allocation is preliminary and subject to change over the measurement period, which may be up to one year from the acquisition date.
The Company's Consolidated Balance Sheet includes the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
See Note 3 - Business combination to the Company's unaudited Interim Consolidated Financial Statements for additional information.

2019 Capital expenditure program
For 2019, the Company continues to expect to invest approximately $3.9 billion in its capital program. Additional details of the Company's 2019 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2018 Annual MD&A.

Financing activities
Net cash used in financing activities decreased by $100 million in the first quarter of 2019 when compared to the same period in 2018, primarily driven by lower repurchases of common shares, partly offset by lower net issuances of long-term debt and higher dividends paid.

Debt financing activities
Debt financing activities in the first quarter of 2019 included the following:

•	On February 8, 2019, issuance of $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in total net proceeds of $790 million; and

•	Net repayment of commercial paper of $14 million.

Debt financing activities in the first quarter of 2018 included the following:

•
On February 6, 2018, issuance of US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in total net proceeds of $1,106 million;

•	Proceeds from the accounts receivable securitization program of $180 million;

•	Repayment of accounts receivable securitization borrowings of $420 million;

•	Net repayment of commercial paper of $25 million; and

•	Repayment of finance leases of $11 million.

CN | 2019 Quarterly Review – First Quarter 39

Management's Discussion and Analysis

Additional information relating to the Company's outstanding debt securities is provided in Note 11 – Debt to the Company's 2018 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 22.0 million common shares between February 1, 2019 and January 31, 2020. As at March 31, 2019, the Company had repurchased 2.4 million common shares for $279 million under its current NCIB.
The Company repurchased 4.1 million common shares under its previous NCIB effective between October 30, 2018 and January 31, 2019, which allowed for the repurchase of up to 5.5 million common shares.
The following table provides the information related to the share repurchases for the three months ended March 31, 2019 and 2018:

	Three months ended March 31
In millions, except per share data	2019	2018
Number of common shares repurchased	3.9	6.5
Weighted-average price per share	$111.28	$97.48
Amount of repurchase (1)	$432	$631

(1)	Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and, beginning in 2019, the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 14 – Share capital to the Company's 2018 Annual Consolidated Financial Statements.

Dividends paid
The Company paid quarterly dividends of $0.5375 per share amounting to $389 million in the first quarter of 2019, compared to $336 million, at the quarterly rate of $0.4550 per share for the same period in 2018.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2019:

							2024 & thereafter
In millions	Total	2019	2020	2021	2022	2023
Debt obligations (1)	$13,136	$1,170	$390	$775	$326	$192	$10,283
Interest on debt obligations	10,012	345	509	501	482	467	7,708
Finance lease obligations (2)	311	168	63	69	7	—	4
Operating lease obligations (3)	638	124	126	97	63	44	184
Purchase obligations (4)	2,401	1,397	496	187	130	92	99
Other long-term liabilities (5)	735	56	70	53	46	40	470
Total contractual obligations	$27,233	$3,260	$1,654	$1,682	$1,054	$835	$18,748

(1)	Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.

(2)	Includes $14 million of imputed interest.

(3)	Includes $70 million related to renewal options reasonably certain to be exercised and $71 million of imputed interest.

(4)
Includes fixed and variable commitments for locomotives, rail, wheels, engineering services, information technology services and licenses, railroad ties, rail cars, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.

(5)
Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

40 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the three months ended March 31, 2019 and 2018:

	Three months ended March 31
In millions	2019	2018
Net cash provided by operating activities	$997	$755
Net cash used in investing activities	(878)	(433)
Net cash provided before financing activities	119	322
Adjustment: Acquisition, net of cash acquired (1)	167	—
Free cash flow	$286	$322

(1)	Relates to the acquisition of TransX. See the section entitled Liquidity and capital resources - Investing activities for additional details on this acquisition.

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2019	2018
Debt		$13,433	$11,912
Adjustments:
Operating lease liabilities, including current portion (1)		567	473
Pension plans in deficiency		475	456
Adjusted debt		$14,475	$12,841
Net income		$4,373	$5,341
Interest expense		498	481
Income tax expense (recovery)		1,349	(444)
Depreciation and amortization		1,446	1,281
EBITDA		7,666	6,659
Adjustments:
Other income		(372)	(16)
Other components of net periodic benefit income		(305)	(313)
Operating lease cost (1)		208	193
Adjusted EBITDA		$7,197	$6,523
Adjusted debt-to-adjusted EBITDA multiple (times)		2.01	1.97

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019. The Company now includes operating lease liabilities, as defined by Topic 842, in adjusted debt and excludes operating lease cost, as defined by Topic 842, in adjusted EBITDA. Comparative balances previously referred to as present value of operating lease commitments and operating lease expense have not been adjusted and are now referred to as operating lease liabilities and operating lease cost, respectively. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2019 Quarterly Review – First Quarter 41

Management's Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2019, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 12 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at April 29, 2019, the Company had 721.4 million common shares and 4.2 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2018 Annual MD&A.

Foreign currency risk
The estimated annual impact on Net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
As at March 31, 2019, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,341 million (US$1,465 million as at December 31, 2018). For the three months ended March 31, 2019 and 2018, the Company recorded a loss of $44 million and a gain of $44 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at March 31, 2019, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $14 million and $2 million, respectively ($67 million and $nil, respectively, as at December 31, 2018).

Fair value of financial instruments
As at March 31, 2019, the Company's debt, excluding finance leases, had a carrying amount of $13,136 million ($12,540 million as at December 31, 2018) and a fair value of $14,493 million ($13,287 million as at December 31, 2018).

Additional information relating to financial instruments is provided in Note 13 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

42 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the first quarter of 2019:

ASU 2016-02 Leases and related amendments (Topic 842)
The ASU requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months and requires additional qualitative and quantitative disclosures. The lessor accounting model under the new standard is substantially unchanged. The guidance must be applied using a modified retrospective approach. Entities may elect to apply the guidance to each prior period presented with a cumulative-effect adjustment to retained earnings recognized at the beginning of the earliest period presented or to apply the guidance with a cumulative-effect adjustment to retained earnings recognized at the beginning of the period of adoption.
The new standard provides a number of practical expedients and accounting policy elections upon transition. On January 1, 2019, the Company did not elect the package of three practical expedients that permits the Company not to reassess prior conclusions about lease qualification, classification and initial direct costs. Upon adoption, the Company elected the following practical expedients:

•	the use-of-hindsight practical expedient to reassess lease term and the likelihood that a purchase option will be exercised;

•	the land easement practical expedient to not evaluate land easements that were not previously accounted for as leases under Topic 840;

•
the short-term lease exemption for all asset classes that permits entities not to recognize right-of-use assets and lease liabilities onto the balance sheet for leases with terms of twelve months or less; and

•	the practical expedient to not separate lease and non-lease components for the freight car asset category.
The Company adopted this standard in the first quarter of 2019 with an effective date of January 1, 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. As at January 1, 2019, the cumulative-effect adjustment to adopt the new standard increased the balance of Retained earnings by $29 million, relating to a deferred gain on a sale-leaseback transaction of a real estate property. The initial adoption transition adjustment to record right-of-use assets and lease liabilities for leases over twelve months on the Company's Consolidated Balance Sheet was $756 million to each balance. The initial adoption transition adjustment is comprised of finance and operating leases of $215 million and $541 million, respectively. New finance lease right-of-use assets and finance lease liabilities are a result of the reassessment of leases with purchase options that are reasonably certain to be exercised by the Company under the transition to Topic 842, previously accounted for as operating leases.

ASU 2017-04 Intangibles - Goodwill and other (Topic 350), Simplifying the test for goodwill impairment
The ASU simplifies the goodwill impairment test by removing the requirement to compare the implied fair value of goodwill with its carrying amount. Under the new standard, goodwill impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount, recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to the value of goodwill. In addition, the standard simplifies the goodwill impairment test for reporting units with a zero or negative carrying amount, such that all reporting units apply the same impairment test. An entity is required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets.
    The guidance must be applied prospectively. The ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.
The Company adopted this standard in the first quarter of 2019 with an effective date of January 1, 2019. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements.

Other recently issued ASUs required to be applied for periods beginning on or after March 31, 2019 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

CN | 2019 Quarterly Review – First Quarter 43

Management's Discussion and Analysis

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's Consolidated Financial Statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2018 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2019.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2018 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
There have been no material changes to the risks described in the Company's 2018 Annual MD&A. The following is an update on labor negotiations and regulatory matters.

Labor negotiations
As at March 31, 2019, CN employed a total of 19,327 employees in Canada, of which 13,819, or 72%, were unionized employees, and 7,792 employees in the U.S., of which 6,462, or 83%, were unionized employees.

Canadian workforce
On February 5, 2019, the collective agreement with the United Steelworkers governing track and bridge workers was ratified by its members, renewing the collective agreement for a five-year term expiring on December 31, 2023.
On March 13, 2019, the Minister of Labour appointed two conciliation officers to assist CN and the Teamsters Canada Rail Conference (TCRC) with their negotiations to renew the collective agreement covering rail traffic controllers.
On March 22, 2019, CN received notice to commence collective bargaining with the TCRC to renew the collective agreements covering conductors and yard service employees. These agreements will expire on July 22, 2019.
On March 31, 2019, tentative agreements were reached with Unifor to renew the collective agreements with four bargaining units covering clerical and intermodal employees, owner-operator truck drivers, and other classifications, which expired March 31, 2019. Ratification of these agreements is expected by May 15, 2019.

U.S. workforce
Collective agreements covering operating employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) continue to be bargained on a local (corporate) basis. CN has ratified agreements with 16 of 18 bargaining units covering approximately 50% of CN’s operating craft employees. The collective agreements for the remaining two bargaining units, covering approximately 50% of the operating craft employees or approximately 25% of CN’s total unionized employee workforce, are currently under renegotiation. The terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

44 CN | 2019 Quarterly Review – First Quarter

Management's Discussion and Analysis

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
Safety regulation - U.S.
On February 28, 2019, in coordination with the Federal Railroad Administration, the Pipeline and Hazardous Materials Safety Administration (PHMSA) issued a final rule for oil spill response plans and information sharing for high-hazard flammable trains for the purpose of improving oil spill response readiness and mitigating the effects of oil-related rail incidents. On March 29, 2019, the Association of American Railroads sought reconsideration from PHMSA of certain aspects of the final rule.

No assurance can be given that this and any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2019, have concluded that the Company's disclosure controls and procedures were effective.
During the first quarter ended March 31, 2019, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CN | 2019 Quarterly Review – First Quarter 45